UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           HAWAIIAN AIRLINES, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  419849-104
                                (CUSIP Number)
                            _______________________
                              DAVID A. PERSING, ESQ.
                               885 THIRD AVENUE
                                  34TH FLOOR
                           NEW YORK, NEW YORK  10022
                           TEL. NO.: (212) 888-5500
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                               JANUARY 31, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].



                                  Page 1 of 56 Pages

                                      SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 2  of 56 Pages


1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Airline Investors Partnership, L.P.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
                                                               (B) [X]

3             SEC USE ONLY

4             SOURCE OF FUNDS

              WC

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

              7                   SOLE VOTING POWER

NUMBER OF
SHARES                            18,181,818
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8                   SHARED VOTING POWER

                                         --

              9                   SOLE DISPOSITIVE POWER

                                         18,181,818

              10                  SHARED DISPOSITIVE POWER

                                         --

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,181,818

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          [ ]

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              72.64%

14            TYPE OF REPORTING PERSON

              PN

                                      SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 3 of 56 Pages


1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              AIP General Partner, Inc.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
                                                               (B) [X]

3             SEC USE ONLY

4             SOURCE OF FUNDS

              AF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

              7                      SOLE VOTING POWER
NUMBER OF
SHARES                                      18,181,818
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8                      SHARED VOTING POWER

                                            --

              9                      SOLE DISPOSITIVE POWER

                                            18,181,818

              10                     SHARED DISPOSITIVE POWER

                                            --

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,181,818

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          [ ]

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              72.64%

14            TYPE OF REPORTING PERSON

              CO

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 4  of 56 Pages


1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John W.  Adams

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                              (B) [X]

3             SEC USE ONLY

4             SOURCE OF FUNDS

              AF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

              7                      SOLE VOTING POWER
NUMBER OF
SHARES                                      18,181,818
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8                      SHARED VOTING POWER

                                            --

              9                      SOLE DISPOSITIVE POWER

                                            18,181,818

              10                     SHARED DISPOSITIVE POWER

                                            --

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,181,818

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                         [ ]


13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              72.64%

14            TYPE OF REPORTING PERSON

              IN

                               SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 5  of 56 Pages


               AMENDMENT NO. 1 TO SCHEDULE 13D


          This is Amendment No. 1 to the Schedule 13D filed by the Reporting Parties with respect to the Class A Common Stock of Hawaiian Airlines, Inc. (the "Company"), dated as of January 18, 1996 (the
"Original Schedule 13D").


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended as follows:

          Pursuant to the Stock Purchase Agreement, dated as of December 8, 1995 (the "Stock Purchase Agreement"), between Hawaiian Airlines, Inc. (the "Company") and Airline Investors Partnership, L.P. ("AIP"), the Company issued, and AIP purchased from the Company, an aggregate of 18,181,818 shares of Class A Common Stock (the "Class A Common Stock") and 4 shares of Series B Special Preferred Stock (together with the Class A Common Stock, the "Shares"), for an aggregate purchase price (the "Purchase Price") of $20,000,004.40 paid in cash by AIP, upon the terms and conditions set forth in the Stock Purchase Agreement (a copy of the Stock Purchase Agreement is filed as an Exhibit to the Proxy Statement of the Company, dated as of January 13, 1996, filed with the Securities and Exchange Commission (the "Proxy Statement") and herein incorporated by reference).

          The Purchase Price was paid by AIP in the following manner: (i) $3,000,000 of the Purchase Price was paid by the conversion of the Secured Convertible Promissory Note, dated as of January 18, 1996 (the "Note" a copy of which was filed as an Exhibit to the Original Schedule
13D), of the Company issued in favor of AIP into 2,727,272 shares of Class A Common Stock in accordance with the Note and the Loan Agreement, dated as of January 15, 1996 (the "Loan Agreement" a copy of which was filed as an Exhibit to the Original Schedule 13D), between the Company and AIP, (ii) an offset of the Purchase Price in the amount of $10,685.00, representing all accrued but unpaid interest on the outstanding principal amount under the Note, and (iii) a cash payment in the amount of $16,989,319.40.

          The funds used by AIP to pay the Purchase Price were obtained from capital contributions to AIP made by its partners pursuant to their capital commitments.

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 6 of 56 Pages



ITEM 4.   PURPOSE OF THE TRANSACTION.

          Item 4 is amended as follows:

          AIP has acquired the Shares for the purpose of making a significant investment in the Company, obtaining the right to nominate a simple majority of the Company's Board of Directors and exercising the rights contained in the Stock Purchase Agreement, the Registration Rights Agreement, dated as of January 31, 1996, between the Company and AIP, the Rightsholders Agreement, dated as of January 31, 1996, between AMR Corporation, Martin Anderson, Robert Midkiff, AIP and the Company, the Stockholders Agreement, dated as of January 31, 1996, between the Air Line Pilots Association, Hawaiian Master Executive Council, the Association of Flight Attendants, the International Association of Machinists, AIP and the Company (collectively, the "Agreements"), which are attached as Exhibits hereto and herein incorporated by reference. These Agreements contain, among other things, certain provisions which relate to the acquisition and disposition of securities of the Company, a change in the present Board of Directors and in the directors nomination procedures, and a change in the Company's capitalization and are described more fully in Item 6.

          Except as set forth in the Proxy Statement and in Item 6, the Reporting Parties have no intention, plan or proposal with respect to:


1. The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4. Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

5. Any material change in the present capitalization or dividend policy of the issuer;

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 7 of 56 Pages




6. Any other material change in the issuer's business or corporate structure;

7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

10.  Any action similar to any of those enumerated above.

          Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended as follows:

          To the best of the Reporting Parties' knowledge based on the Company's Proxy Statement and on the consummation of the transactions contemplated by the Stock Purchase Agreement, the aggregate number of shares of Class A Common Stock of the Company outstanding as of January 31, 1996 is 25,026,923 shares.

          As of the close of business on January 31, 1996:


NAME OF REPORTING PARTY:

     AIP

     (a)  Aggregate Number of Securities Owned    18,181,818
                                                  ----------

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 8 of 56 Pages



          Percentage                                  72.64%
                                                  -----------

     (b)  1.   Sole power to vote or to direct
               the vote                           18,181,818
                                                  -----------
          2.   Shared power to vote or to direct
               the vote                                 --
                                                  -----------
          3.   Sole power to dispose or to direct
               the disposition                    18,181,818
                                                  -----------
          4.   Shared power to dispose of or to
               direct the disposition                  --
                                                  -----------


     (c)  On January 31, 1996, AIP acquired 18,181,818 shares of
Class A Common Stock and 4 shares of Series B Special Preferred Stock of the Company for a purchase price of $20,000,004.40 ($1.10 per share).



     AIP GENERAL PARTNER

     (a)  Aggregate Number of Securities Owned    18,181,818
                                                  -----------
          Percentage                                  72.64%
                                                  -----------
     (b)  1.   Sole power to vote or to direct
               the vote                           18,181,818
                                                  -----------
          2.   Shared power to vote or to direct
               the vote                                 --
                                                  -----------
          3.   Sole power to dispose or to direct
               the disposition                    18,181,818
                                                  -----------
          4.   Shared power to dispose of or to
               direct the disposition                   --
                                                  -----------

     JOHN W. ADAMS

     (a)  Aggregate Number of Securities Owned    18,181,818
                                                  -----------
          Percentage                                  72.64%
                                                  -----------
     (b)  1.   Sole power to vote or to direct
               the vote                           18,181,818
                                                  -----------
          2.   Shared power to vote or to direct
               the vote                                 --
                                                  -----------

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 9 of 56 Pages



          3.   Sole power to dispose or to direct
               the disposition                    18,181,818
                                                  -----------
          4.   Shared power to dispose of or to
               direct the disposition                   --
                                                  -----------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is amended as follows:

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company, except the following:

1. AIP and the Company entered into a Stock Purchase Agreement, dated as of December 8, 1995, and effective January 31, 1996, under which AIP purchased 18,181,818 shares of Class A Common Stock and 4 shares of Series B Special Preferred Stock of the Company for a Purchase Price of $20,000,004.40 in cash ($1.10 per share). The 18,181,818 shares issued to AIP under this agreement include 2,727,272 shares issued upon conversion of the Note as provided in the Loan Agreement and the Note.

     Under the Stock Purchase Agreement, AIP has agreed to use its best efforts to cause the Company to make a Rights Offering of rights to acquire Class A Common Stock as soon as practicable following the closing of the Stock Purchase Agreement, on such terms and conditions, and to such persons as the Board of Directors shall determine at the time of the Rights Offering (which would not include AIP (except possibly with respect to the rights not exercised during the allotted time) but would include among others, shareholders as of the Record Date who continue to hold shares until the Rights Offering and holders of options granted under the Company's 1994 Stock Option Plan). Each right will entitle its holder to subscribe for one share of Class A Common Stock at a purchase price representing a 30% discount from the Market Price (as such term is defined by the Board of Directors of the Company at the time) of the Class A Common Stock, subject to a minimum of $1.10 per share. Under the Stockholders Agreement (as defined in

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 10 of 56 Pages

     paragraph 4 below), AIP has agreed to cause the Company to permit certain employees of the Company to subscribe for one half of the Class A Common Stock, up to 2,000,000 shares, that were not issued upon the exercise of Rights granted in the Rights Offering during the allotted time.

     Under the Stock Purchase Agreement, AIP has agreed that it will not transfer the Common Stock except pursuant to an effective registration statement or an applicable exemption from registration under the Securities Act of 1933, as amended (the "Securities Act").


2. AIP and the Company entered into a Registration Rights Agreement, dated as of January 31, 1996 (the "Registration Rights Agreement") (a copy of which is attached as Exhibit 1 hereto and which is incorporated herein by reference) under which AIP and certain of its transferees will be entitled to request the Company to use its best efforts to register, at the earliest possible date, their shares of Class A Common Stock (the "Shares") and certain shares issued with respect to their Shares (such shares, "Registrable Securities") by way of a dividend, stock split, recapitalization, merger, consolidation or similar event, under the Securities Act.

     Under the Registration Rights Agreement, the Company may not be requested to (i) effect more than two registrations or (ii) effect a registration within 6 months following the effectiveness of a registration statement filed pursuant to the Registration Rights Agreement, except when a majority of disinterested Directors determines that such registration shall not have a material effect on the market price of the Class A Common Stock. If the Company proposes at any time to register any of its common stock on any Form other than Forms S-4 or S-8, AIP and certain of its transferees will have the opportunity to request the inclusion of their Registrable Securities in the Company's registration, on a pro rata basis with holders who have existing registration rights. The Company will pay all expenses in connection with the registration.

     The Company has generally agreed to use its best efforts to effect such registration within 90 days after the end of the period within which requests for registration may be given to the Company and to

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 11 of 56 Pages

     list all Registrable Securities covered by such registration statement on any national securities exchange on which the Class A Common Stock is then listed.

     The Company has also agreed to enter into an underwriting agreement on customary terms and to use its best efforts to arrange for the underwriters to include requesting holders of Registrable Securities in an underwritten offering. The underwriters in any such offering will be selected by the holders of more than 50% of each class of shares to be registered and shall be reasonably acceptable to the Company.

     The Company has the right to postpone for a reasonable period of time (but not exceeding 90 days) the filing of any registration statement otherwise required to be prepared and filed by it if it determines in its reasonable judgment that such registration would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Company.

     The Company has agreed to indemnify each seller of Registrable Securities covered by a registration statement and each underwriter in the offering or sale of such securities and their respective directors, officers, partners, agents and affiliates against certain liabilities under the Securities Act.
     (All capitalized terms used in this paragraph 2 have the meaning set forth in the Registration Rights Agreement).


3. AMR Corporation ("American"), Martin Anderson ("Anderson"), Robert Midkiff ("Midkiff"), AIP (collectively the "Rightsholders") and the Company entered into a Rightsholders Agreement, dated as of January 31, 1996 (the "Rightsholders Agreement") (a copy of which is attached as Exhibit 2 hereto and which is herein incorporated by reference), which, among other things, provides that notwithstanding anything to the contrary in any registration rights agreement of any Rightsholder with the Company, if such Rightsholder has incidental registration rights pursuant to such Rightsholders' registration rights agreement with the Company, such Rightsholder shall have the right to request the Company to register its securities if the Company proposes to register any of its Class A Common Stock under the Securities Act upon certain terms and conditions set forth in the Rightsholders Agreement.

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 12 of 56 Pages

     In addition, pursuant to the Rightsholders Agreement, Anderson and Midkiff have agreed to waive certain anti-dilution protection provided in their warrants to acquire Class A Common Stock that would otherwise be triggered upon (i) the issuance of warrants to American, (ii) the issuance of Class A Common Stock under the American warrants, or (iii) the issuance of Class A Common Stock pursuant to the Rights Offering.

     The Rightsholders Agreement restricts the ability of Anderson, Midkiff and American to transfer their respective warrants unless the transferee thereof agrees to be bound by the terms of the Rightsholders Agreement. (All capitalized terms in this paragraph have the meaning set forth in the Rightsholders Agreement).

4. AIP, the Company, the Air Line Pilots Association ("ALPA"), Hawaiian Master Executive Council ("Hawaiian MEC"), the Association of Flight Attendants ("AFA"), the International Association of Machinists ("IAM" and, together with ALPA, Hawaiian MEC and AFA, the "Unions") entered into a Stockholders Agreement, dated as of January 31, 1996 (the "Stockholders Agreement") (a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference).

     Pursuant to the Stockholders Agreement, AIP agreed to vote its shares in favor of the Directors nominated by the Unions standing for election on the Board of Directors. AIP agreed to vote its shares or to take other action at the shareholders' meeting against any proposal to revise certain provisions of the Company's Amended Articles and Amended Bylaws (the "Charter Documents") in a manner which would be inconsistent with, or which would alter, the rights of the Unions or the obligations of the Board of Directors under the governance provisions of the Charter Documents (the "Governance Provisions"). AIP further agreed not to take any action inconsistent with the Governance Provisions and, in the event of a change in the rights or powers of AIP as a stockholder, to take, at the Unions' request, any action necessary to implement comparable changes to the rights or powers of the Unions.

     Pursuant to the Stockholders Agreement, AIP will make reasonable efforts to ensure that at least one Employee Director serves on each significant committee

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 13 of 56 Pages

     of the Board other than the Audit Committee, including, if any, the Executive Committee, the Strategic Planning Committee, and the Board Nominating Committee. (All capitalized terms in this paragraph not otherwise herein defined have the meaning set forth in the Stockholders Agreement).

5. As contemplated by, in the case of the amendment to the Company's Amended Articles, and as required by, in the case of the amendment of the Company's Bylaws, the Stock Purchase Agreement, at a Special Meeting of the shareholders of the Company held on January 30, 1996, the Company's stockholders approved amendments to the Amended Articles of Incorporation ("Articles") and the Bylaws of the Company.

     The amendments to the Articles (i) increased the authorized number of shares of Class A Common Stock from 40,000,000 to 60,000,000 shares, and (ii) deleted the restrictions to transfers of Class A Common Stock contained in the Articles.

     The Bylaws were amended to provide that:
          (i) of the 11 members of the Board of Directors, one shall be nominated by each of the Association of Flight Attendants, the Air Line Pilots Association and the International Association of Machinists, six shall be nominated by AIP, one shall be an outside Director who is not employed by the Company, and is not affiliated with the Company's labor unions and one shall be a senior management official of the Company;
          (ii) AIP's right to nominate six directors will continue so long as it owns 35% of the outstanding Common Stock on a fully diluted basis and will be reduced to five so long as it retains 25% of such Common Stock, reduced to four so long as it retains 10% of such Common Stock, and reduced to three so long as it retains 5% of such Common Stock. Thereafter AIP will not have the right to nominate any individuals to the Board unless it holds at least 5% of such Common Stock within 365 days of the date on which its ownership dropped below 5%. To the extent that Board members are not required to be nominated by AIP because of the reduction in its stock holdings, such Board members are to be outside directors.

6. John W. Adams was granted an irrevocable proxy pursuant to an agreement, dated as of January 31, 1996 (the "Irrevocable Proxy Agreement") (a copy of which is attached as Exhibit 4 hereto and which is herein incorporated by reference), by a non-United States entity that is a minority shareholder (the "Shareholder") of a Texas corporation (the "Subject

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 14 of 56 Pages

     Company") that holds a 25% voting interest in the limited partner of AIP. The Irrevocable Proxy Agreement provides that John W. Adams has absolute authority and discretion to vote the shares of the subject company with respect to all matters related to the activities of the Company.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


     The Stock Purchase Agreement is contained in the Proxy Statement and is herein incorporated by reference.
The Loan Agreement is filed as an Exhibit to the Original Schedule 13D and is herein incorporated by reference.

     Exhibit 1: Registration Rights Agreement

     Exhibit 2: Rightsholders Agreement

     Exhibit 3: Stockholders Agreement

     Exhibit 4: Irrevocable Proxy Agreement

                                  SCHEDULE 13D

CUSIP NO. 419849-104                                  Page 15 of 56 Pages



                         SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1996


                    AIRLINE INVESTORS PARTNERSHIP,L.P.
                      By AIP General Partner, Inc.,  its general partner


                      By: /S/ John W. Adams
                          -----------------------
                          John W. Adams
                          President


                    AIP GENERAL PARTNER, INC.


                      By: /S/ John W. Adams
                          -----------------------
                          John W. Adams
                          President




                          /S/ John W. Adams
                          ------------------------
                          John W. Adams